ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM
March 31, 2010
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention:	Dominic Minore, Esq.

Re:	Highland All Cap Equity Value Fund (the “Fund”)
Registration Statement on Form N-1A
File Nos. 333-132400 and 811-21866
Dear Mr. Minore:
On March 18, 2010, Dominic Minore, Esq. of the staff of the Securities and Exchange Commission (the “Commission”), provided oral comments to Alexandra Oprescu of Ropes & Gray LLP regarding Post-Effective Amendment No. 20 under the Securities Act of 1933, as amended, and Amendment No. 23 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of Highland Funds I (the “Trust”), filed with the Commission on January 15, 2010. Set forth below are responses to these comments.
For your convenience, we have numbered the comments, which are followed immediately thereafter by our responses. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Post-Effective Amendment.
Class AC Prospectus
1.	Comment: On page 1, in the paragraph above the fee table, change the third word from “tables” to “table.” In addition, in that same paragraph change all references to “an investor” to “you,” so as to more closely track Form N-1A.
Response: The requested changes have been made.
2.	Comment: On page 1, in the fee table, delete “(under $1 million)” from the Class A shares. Discuss the CDSC that applies to Class A shares outside the summary.
Response: The requested change has been made. The CDSC that applies to Class A shares is discussed in the section of the prospectus entitled “Shareowner Guide — How to Invest in the Highland Funds — Class A Shares.”

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3.	Comment: In your response letter confirm that the Fund’s gross expense ratio will be higher than the Fund’s net expense ratio.
Response: The Fund hereby confirms that its gross expense ratio shown in the Class I prospectus fee table is higher than its net expense ratio. There are no net expense ratios in the Class AC and Class Z prospectuses.
4.	Comment: On page 1, in the fee table, rename the “Net Expenses” line item “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” to more closely track Form N-1A.
Response: The requested change has been made.
5.	Comment: On page 1, delete footnote 1 from the fee table and move the information out of the summary.
Response: The requested change has been made. The disclosure in the section entitled “Management of the Fund — Board of Trustees and Investment Adviser” has been revised to state: “In return for its advisory and administrative services, the Fund will pay the Adviser a monthly fee, computed and accrued daily, based on an annual rate of 0.95% of the Fund’s “Average Daily Managed Assets.” This includes investment advisory fees of 0.75% and administration fees of 0.20% of the Fund’s “Average Daily Managed Assets”. “Average Daily Managed Assets” of the Fund shall mean the average daily value of the total assets of the Fund, less all accrued liabilities of the Fund (other than the aggregate amount of any outstanding borrowings constituting financial leverage).”
6.	Comment: File the contractual fee waiver agreement discussed in footnote 3 to the fee table on page 1 as an exhibit to the Fund’s 485(b) filing.
Response: The contractual fee wavier agreement is being filed as an exhibit to the Fund’s 485(b) filing.
7.	Comment: In your response letter confirm that any interest expense, 12b-1 fees, or acquired fund fees and expenses incurred by the Fund, which are excluded from the contractual fee waiver, as noted in footnote 3 to the fee table on page 1, will be reflected in the “Net Expenses” line item of the fee table.
Response: The Fund hereby confirms that such expenses, if applicable, are included in the “Net Expenses” line item of the fee table.

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8.	Comment: On page 1, in footnote 3 to the fee table, change the statement “other extraordinary expenses not incurred in the ordinary course of Highland’s business and amounts” to “other extraordinary expenses not incurred in the ordinary course of the Fund’s business and amounts.”
Response: The requested change has been made.
9.	Comment: On page 1, in footnote 3 to the fee table, refer to “the Fund’s” 12b-1 plan instead of “a” 12b-1 plan.
Response: The requested change has been made.
10.	Comment: On page 1, in footnote 3 to the fee table, provide the termination date of the contractual fee waiver agreement and delete the last sentence. Also, include a statement regarding who can terminate the contractual fee waiver agreement.
Response: The requested changes have been made.
11.	Comment: On page 1, in the Expense Example introductory paragraph at the end of the second sentence in sub-item (iii), add “(except year one)” during which there is an expense cap in place.
Response: Because the expense cap may be in place for more than 1 year, disclosure has been added under the Expense Example, where applicable, to the effect that: “The operating expenses for purposes of the Expense Example are assumed to be the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the period during which any contractual fee waivers/expense reimbursements are in effect.”
12.	Comment: On page 2, under the heading “Portfolio Turnover,” delete the last sentence.
Response: The requested change has been made.
13.	Comment: On page 2, under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” include a summary of the principal investment strategies identified beginning on page 5.
Response: The Fund has summarized, under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” all principal investment strategies as required by Item 4 of Form N-1A.

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14.	Comment: On page 2, under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” add disclosure identifying the types of equity securities in which the Fund may invest.
Response: The requested change has been made.
15.	Comment: On page 2, under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” specify the maximum percentage that the Fund may invest in foreign securities or state that there is no maximum amount. Also indicate if the Fund may invest in emerging market securities.
Response: The requested changes have been made.
16.	Comment: On page 2, delete the first sentence in the second paragraph under the heading “Principal Investment Strategies of All Cap Equity Value Fund.”
Response: The requested change has been made.
17.	Comment: On page 2, in the second paragraph under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” add any other derivatives the Fund may invest in if not all are currently listed.
Response: All derivatives the Fund may invest in as a principal investment strategy have been added.
18.	Comment: On page 2, in the last paragraph under the heading “Principal Investment Strategies of All Cap Equity Value Fund,” delete everything after “. . . (the “1940 Act)” and move it out of the summary.
Response: The requested changes have been made.
19.	Comment: On page 2, under the heading “Principal Risks of All Cap Equity Fund,” include a summary of the principal risks identified beginning on page 10, but not non-principal risks.
Response: The Fund has summarized under the heading “Principal Risks of All Cap Equity Value Fund” all principal risks as required by Item 4 of Form N-1A.
20.	Comment: On page 3, in “Non-U.S. Securities Risk” add discussion regarding emerging market securities if the Fund invests in these. Also, consider expanding the parenthetical to give more information about the types of risks involved.

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Response: The Fund does invest in emerging market securities. The requested disclosure has been added.
21.	Comment: On page 3, delete the first sentence under “Securities Lending Risk” because it is not risk disclosure.
Response: The requested change has been made.
22.	Comment: On page 3, under the heading “Portfolio Management,” delete “primary” from the lead-in paragraph and the portfolio manager table.
Response: The requested changes have been made.
23.	Comment: On page 4, change the heading “Financial Intermediary Compensation” to “Payments to Broker-Dealers and Other Financial Intermediaries.”
Response: The requested change has been made.
24.	Comment: On page 4, under the heading “Financial Intermediary Compensation,” delete the word “financial” from before “intermediary” in the second part of the first sentence.
Response: The requested change has been made.
25.	Comment: On page 5, in the description of “Derivatives,” the third sentence discusses mortgage-related and asset-backed securities. If the Fund invests in these types of securities as a principal investment strategy, then they should be added as a strategy with corresponding risks in the summary.
Response: The Fund does not invest in mortgage-related and asset-backed securities. Therefore, the disclosure has been removed.
26.	Comment: On page 10, under the heading “Description of Principal Risks,” in the lead in paragraph it states that the Fund could be subject to additional risks because the types of investments may change over time. Include an undertaking in your response letter to sticker the prospectus in the event the Fund changes the types of investments in which it may invest.
Response: The Fund undertakes to sticker the prospectus in the event that the Fund changes a principal investment strategy and such change subjects the Fund to new principal risks.

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27.	Comment: Consider whether the “Certain Legal Proceedings Relating to the Adviser” section on page 14 needs to be updated and if so provide updated disclosure.
Response: The disclosure has been updated.
28.	Comment: Carry through the comments above provided on the Class AC prospectus into the prospectuses for Classes Z and I.
Response: Changes made in response to Class AC prospectus comments applicable to the Class Z and Class I prospectuses have been made to the Class Z and Class I prospectuses.
Statement of Additional Information
29.	Comment: On page 12, the footnote does not indicate the Fund’s intentions with respect to using leverage. If the Fund does not intend to use leverage add an anti-leveraging policy. If the Fund does intend to use leverage then add disclosure, including risk disclosure, to the prospectus.
Response: The Fund will not use leverage as a principal investment strategy under normal market conditions, therefore, no disclosure has been added to the Fund’s prospectuses. Also, because the Fund may use leverage, the Fund has not added an anti-leveraging policy.
30.	Comment: In the footnote on page 12 add a sentence that the Fund will not mortgage, pledge or hypothecate more than one third of its assets.
Response: The following language has been added to the footnote on page 12: “The Fund will not engage in any activities described under fundamental investment restriction number 2 pursuant to which the lenders would be able to foreclose on more than 33 1/3% of the Fund’s total assets.”
Part C
31.	Comment: The principal financial officer needs to sign the signature page.
Response: The Trust’s principal financial officer did sign the signature page of the filing. Mr. Jason Blackburn serves as the Trust’s Treasurer and in that capacity is the Trust’s principal financial officer and principal accounting officer. The signature page has been revised to more clearly indicate this.

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32.	Comment: Include a Tandy representation in your response letter
Response: The requested language is set forth below.
* * *

The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions about this letter or require any further information, please call me at 415-315-2334. Thank you for your assistance.
Very truly yours,
/s/ Alexandra Oprescu
Alexandra Oprescu

cc:	Elizabeth J. Reza, Esq.
Jason Blackburn